                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _____________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                               Xylan Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  984151 10 0
            --------------------------------------------------------
                                 (CUSIP Number)

       Susan N. Cayley, Esq. Xylan Corporation, 26707 West Aguora Road,
                      Calabasas, CA 91302, (818) 880-3500
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               December 3, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 984151 10 0                                          Page 2 of 6 Pages


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       STEVE YUN KIM

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [_]
       N/A                                                              (b)  [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS
       OO  (SEE ITEM 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                      [_]
       N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

               7     SOLE VOTING POWER
  NUMBER OF            2,402,500*
   SHARES
BENEFICIALLY   8     SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING    9     SOLE DISPOSITIVE POWER
   PERSON              2,402,500*
    WITH
               10    SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,402,500*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.6%*, **

14   TYPE OF REPORTING PERSON
       IN

* Excludes 45,000 shares held by the Kim Blind Trust, as of November 30, 1997, and 930,000 shares held by the Kim Irrevocable Children's Trust. The Reporting Person does not have voting or investment power with respect to these shares. However, if Mr. Kim is deemed to have voting or investment power with respect to these shares, the number of shares in Items 7, 9, and 11 will be 3,377,500, and the percentage in Item 13 will be 7.9%.

**   Calculated based on the 42,767,424 shares of the Issuer's Common Stock outstanding as of September 30, 1997.

                                  SCHEDULE 13D

CUSIP No. 984151 10 0                                         Page 3 of 6 Pages


Item 1 - Security and Issuer

     This statement on Schedule 13D relates to common stock, par value $0.001 per share ("Common Stock"), of Xylan Corporation ("Xylan" or the "Issuer"). The principal executive offices of the Issuer are at 26707 West Aguora Road, Calabasas, California 91302.

Item 2 - Identity and Background

     (a) The name of the person filing this statement is Steve Yun Kim.

     (b) The principal business address of Mr. Kim is 26707 W. Aguora Road, Calabasas, CA 91302.

     (c) Mr. Kim is the Chairman of the Board of Directors, Chief Executive Officer, and President of Xylan Corporation, located at 26707 W. Aguora Road, Calabasas, CA 91302.

     (d) During the past five years, Mr. Kim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Kim was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violations with respect to such laws.

     (f)  Mr. Kim is a citizen of the U.S.A.

Item 3 - Source and Amount of Funds or Other Consideration

     Mr. Kim co-founded the Company in 1993. In 1996, he and his then-wife, Ms. Jung Sil Kim, transferred 5,430,000 shares of Xylan Corporation Common Stock to the Kim Family Trust (the "Trust"). Pursuant to their property settlement in 1997, the Trust was dissolved on December 3, 1997. As of that date, the Trust owned 4,930,000 shares of Xylan Corporation Common Stock. Of such shares, 2,402,500 shares of Xylan Corporation Common Stock were transferred to Mr. Kim, and the remainder of the shares in the Trust were transferred to his ex-spouse, Ms. Jung Sil Kim.

Item 4 - Purpose of Transaction

    Mr. Kim acquired the direct ownership of the shares of Xylan Corporation Common Stock for investment purposes. Due to his position as the Chairman of the Board of the Directors of the Company, Chief Executive Officer, and President of the Company and his ownership of Xylan Corporation Common Stock, he has some influence over the control of the Company. As indicated in Item 3 above, the transfer of the Shares to Mr. Kim from the Kim Family Trust was pursuant to the property settlement agreement between Mr. Kim and his ex-spouse, Ms. Jung Sil Kim. After the transfer, Mr. Kim does not have any plans or proposals which relate to or would result in:

    (a) The acquisition of additional securities of the Issuer, or the disposition of any securities of the Issuer, other than sales or other dispositions, from time to time, of the Common Stock of the Issuer in accordance with the Securities Act of 1933, as amended (the "Securities Act");

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) A material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the interdealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)   Any action similar to any of those enumerated above.

Item 5 - Interest in Securities of the Issuer

    (a)-(b). As a result of the transfer, Mr. Kim owns 2,402,500 shares of Common Stock. Such Common Stock constitutes approximately 5.6% of the issued and outstanding shares of

Xylan Common Stock (calculated based on the 42,767,424 shares of Xylan Common Stock outstanding as of September 30, 1997 according to information provided by the Issuer in its Quarterly Report on Form 10-Q). Mr. Kim has sole voting and dispositive power over the 2,402,500 shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7 - Material to be Filed as Exhibits:

     None.

                                  SCHEDULE 13D

CUSIP No. 984151 10 0                                          Page 6 of 6 Pages


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 10, 1997                 /s/ STEVE YUN KIM
                                         -----------------
                                         Steve Yun Kim


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute
                                Federal criminal violations (See 18 U.S.C. 1001)